UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-34298
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
infoUSA Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
infoGROUP Inc.
5711 South 86th Circle,
Omaha, Nebraska 68127

infoUSA INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Thereon)

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

infoUSA Inc. 401(k) Plan
Date: June 29, 2009	/s/ Thomas Oberdorf
Thomas Oberdorf
Executive Vice President and Chief Financial Officer infoGROUP Inc., Plan Administrator

infoUSA INC. 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	10

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1
EX-23.1

Report of Independent Registered Public Accounting Firm
The Plan Trustees
infoUSA Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the infoUSA Inc. 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Omaha, Nebraska
June 29, 2009

infoUSA INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value:
Money market fund	$3,170	$20,837
Mutual funds	45,271,135	74,951,961
Common collective trust	5,729,952	4,313,607
infoGROUP Inc. common stock	6,812,750	7,768,162
Common stock	70,676	101,742

Total investments	57,887,683	87,156,309

Participant loans	1,363,494	1,307,544

Receivables:
Employer contributions	83,274	80,373
Participant contributions	246,930	223,502
Other	—	4,000

Total receivables	330,204	307,875

Total assets	59,581,381	88,771,728
Liabilities:
Due to custodian for securities purchased	3,046	4,888
Accrued administrative expenses	3,660	44,971

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	59,574,675	88,721,869
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	388,650	—

NET ASSETS AVAILABLE FOR BENEFITS	$59,963,325	$88,721,869

See accompanying notes to financial statements.

infoUSA INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

ADDITIONS TO (REDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividend income	$1,802,337
Net depreciation in fair value of investments	(32,899,200)

Total investment loss, net	(31,096,863)

Contributions:
Participants	7,045,470
Employer stock contribution	2,705,730
Participant rollovers	645,271

Total contributions	10,396,471

Total reductions, net	(20,700,392)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	7,885,818
Administrative fees	172,334

Total deductions	8,058,152

NET DECREASE	(28,758,544)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,721,869

End of year	$59,963,325

See accompanying notes to financial statements.

infoUSA Inc. 401(k) Plan
Notes to Financial Statements — December 31, 2008 and 2007
(1)	Description of the Plan

The following description of the infoUSA Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering employees of infoGROUP Inc. (the Company). Plan eligibility is the first of the month following 30-days of consecutive employment by the Company and attainment of age 21. Effective June 1, 2008, the Company changed its name from infoUSA Inc. to infoGROUP Inc. This did not have any impact to the operations of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Administration

The Plan is administered by the 401(k) Plan Committee. The Committee consists of members appointed by the Compensation Committee of the Board of Directors of the Company. The Committee is responsible for Plan administration, managing the Plan’s activities and reviewing and selecting the investment options offered under the Plan.

(c)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the Secretary of the Treasury. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions for that year. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in his or her account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For Company matching contributions made in Company common stock, participants may elect to transfer the value of the common stock to other investment options at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. Participants become vested in the Company’s matching contribution according to the following schedule:

Years of service:	Percent vested
Less than 2	—%
2 years but less than 3	25
3 years but less than 4	50
4 years but less than 5	75
5 years or more	100
(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25% at December 31, 2008. Principal and interest are paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan. Participant loans are recorded at amortized cost.

(g)	Payment of Benefits

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the participant’s employment or the Plan. Participants may also receive distributions while employed by the Company in the event of a financial hardship or upon the attainment of age 59 1/2. Distributions may be made in the form of a lump-sum cash payment or periodic installments.

(h)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $16,655 and $14,277, respectively. Forfeitures are applied against future Company contributions or for the payment of administrative expenses. During 2008, administrative expenses of $149,832 were paid from forfeited nonvested accounts.
(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements:
(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value based on quoted market prices, if available. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan has fully benefit-responsive investment contracts held by the ABN AMRO Income Plus Fund Class A (the Fund), which is provided as a core investment option to the participants in the Plan. The Fund is a collective investment fund (or common collective trust) that invests primarily in guaranteed investment contracts, money market instruments, and separate account structures. ABN AMRO attempts to maintain the stability of the value of each unit in the Fund at approximately one dollar per unit. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statement of changes in net assets available for benefits.

(d)	Participant Loans

Participants’ loans are valued at their unpaid outstanding balances.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2008 and 2007 are investments in infoGROUP Inc. common stock amounting to $6,812,750 and $7,768,162, respectively, whose value could be subject to change based on market conditions. At December 31, 2008 and June 15, 2009, the market value per share of infoGROUP Inc. common stock was $4.74 and $5.55, respectively. The increase in market value would have the impact of increasing net appreciation in fair value of investments by approximately $1.2 million subsequent to the Plan year ended December 31, 2008.
(3)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
infoGROUP Inc. common stock	$6,812,750	$7,768,162
Gamco Growth Fund	7,657,226	15,766,154
Alliance Bernstein Growth & Income Fund	7,067,621	12,613,848
Vanguard 500 Index Fund	6,472,832	10,628,166
William Blair International Growth Fund	4,141,862	9,084,114
Dreyfus Emerging Markets Fund	4,140,504	7,822,876
PIMCO Total Return Fund	6,014,014	5,832,695
RS Smaller Company Growth Fund	*	5,500,351
ABN AMRO Income Plus Fund Class A	5,729,952	*

*	Fair value of the investment did not exceed 5% of the Plan’s net assets at December 31 of the applicable year.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(29,522,530)
Common collective trust	578,644
infoGROUP Inc. common stock	(3,827,884)
Common stock	(127,430)

$(32,899,200)

(4)	Fair Value Measurements

The Plan adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of the fair value hierarchy are described as follows:
Level 1 — observable inputs such as quoted prices in active markets,
Level 2 — inputs other than quoted prices in active markets that are either directly or indirectly observable,
Level 3 — unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The following is a description of the valuation methodologies used for investments measured at fair value:
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the fair value hierarchy.
Mutual funds/money market funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within Level 1 of the fair value hierarchy.
Common collective trust funds: This investment is valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy as the unit price is not quoted in an active market. However, the unit price is based on underlying investments, which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Money market fund	$3,170	$—	$—	$3,170
Mutual funds	45,271,135	—	—	45,271,135
Common collective trust	—	5,729,952	—	5,729,952
Common stock	6,883,426	—	—	6,883,426

Total investments at fair value	$52,157,731	$5,729,952	$—	$57,887,683

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 17, 2009 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Related-Party Transactions

First National Bank of Omaha is the custodian and record-keeper of the Plan. Fees paid by the Plan for custodial and record-keeping services amounted to $128,098 for the year ended December 31, 2008.

At December 31, 2008 and 2007, the Plan held 1,437,289 and 869,895 shares, respectively, of infoGROUP Inc. common stock with a fair value of $6,812,750 and $7,768,162, respectively. During the year ended December 31, 2008, the Plan recorded dividend income from infoGROUP Inc. common stock of $307,718.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2008
Net assets available for benefits per the financial statements	$59,963,325
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(388,650)

Net assets available for benefits per the Form 5500	$59,574,675

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2008
Total investment loss per the financial statements	$(31,096,863)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(388,650)

Total investment loss per the Form 5500	$(31,485,513)

Schedule
infoUSA INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

		Description of investment,
		including maturity date, number
	Identity of issue, borrower,	of shares or units, rate of interest,	Fair
	lessor, or similar party	collateral, and par or maturity value	value
	William Blair International Growth Fund	Mutual fund, 309,094 shares	$4,141,862
	Alliance Bernstein Growth & Income Fund	Mutual fund, 2,873,016 shares	7,067,621
	Cohen & Steers Realty Shares Fund	Mutual fund, 247 shares	9,151
	Dreyfus Emerging Markets Fund	Mutual fund, 613,408 shares	4,140,504
	Gamco Growth Fund	Mutual fund, 391,474 shares	7,657,226
	ING GNMA Income Fund	Mutual fund, 71,394 shares	615,413
	Loomis Sayles Bond Fund	Mutual fund, 203,050 shares	2,109,688
	Matthews Pacific Tiger Fund	Mutual fund, 775 shares	8,560
	T. Rowe Price High Yield Fund	Mutual fund, 181,106 shares	849,387
	PIMCO Total Return Fund	Mutual fund, 593,098 shares	6,014,014
	RS Smaller Company Growth Fund	Mutual fund, 241,588 shares	2,534,253
	Royce Total Return Fund	Mutual fund, 283,236 shares	2,455,659
	Vanguard 500 Index Fund	Mutual fund, 94,301 shares	6,472,832
	T. Rowe Price New Era Fund	Mutual fund, 137 shares	4,050
	Janus Growth & Income Fund	Mutual fund, 344 shares	7,130
	American Century International Bond Fund	Mutual fund, 83,025 shares	1,171,480
	Stratton Monthly Dividend REIT	Mutual fund, 420 shares	7,224
	Vanguard Energy Fund	Mutual fund, 115 shares	5,081
	Goldman Sachs	Money market fund	3,170
	ABN AMRO Income Plus Fund Class A	Common collective trust	5,729,952
	American Capital LTD	Common stock, 200 shares	648
	Blackstone Group LP	Common stock, 500 shares	3,265
	Covidien LTD	Common stock, 150 shares	5,436
	CSX Corp	Common stock, 100 shares	3,247
	EMC Corp	Common stock, 125 shares	1,309
	Frontline LTD	Common stock, 350 shares	10,364
	General Electric Co.	Common stock, 100 shares	1,620
	General Maritime Corp	Common stock, 670 shares	7,236
	Hungarian Telephone & Cable	Common stock, 200 shares	1,720
	Indymac Bancorp Inc.	Common stock, 500 shares	72
	Intrepid Potash, Inc.	Common stock, 100 shares	2,077
	Merck & Co. Inc.	Common stock, 100 shares	3,040
	Qwest Communications Intl	Common stock, 1,000 shares	3,640
	Ship Finance International Ltd.	Common stock, 500 shares	5,525
	Target Corp	Common stock, 200 shares	6,906
	Tyco Electronics LTD	Common stock, 150 shares	2,431
	Tyco International LTD	Common stock, 150 shares	3,240
	Visa Inc. CL A	Common stock, 100 shares	5,245
	Vmware Inc. CL A	Common stock, 100 shares	2,369
	Wellcare Health Plans Inc.	Common stock, 100 shares	1,286
*	infoGROUP Inc.	Common stock, 1,437,289 shares	6,812,750
*	Participant loans	178 loans with maturity dates ranging from 2009 to 2034 with rates from 4.25% to 9.25%	1,363,494

			$59,251,177

*	Represents party-in-interest.
See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm filed herewith.